EXHIBIT 3.1

ARTICLES OF AMENDMENT TO THE ARTICLES OF INCORPORATION OF
PRECISION AUTO CARE, INC.

The undersigned corporation, pursuant to Title 13.1, Chapter 9, Article 11 of the Code of Virginia, hereby executes the following articles of amendment to the Articles of Incorporation for Precision Auto Care, Inc. and sets forth:

ONE

The name of the corporation is PRECISION AUTO CARE, INC.

TWO

The first sentence of Article I, SECTION 1 shall be changed to read:

“Capitalization.  The total number of shares of all classes of stock which the corporation shall have authority to issue is forty million (40,000,000) shares, divided into two classes consisting of thirty nine million (39,000,000) shares of common stock, par value of $.01 per share (“Common Stock”), and one million (1,000,000) of preferred stock, par value $.01 per share (“Preferred Stock”).”

The first sentence of Article VI SECTION 1 shall be changed to read:

“Number.  The Business and affairs of the Corporation shall be managed under the direction of the Board of Directors which, subject to any right of the holders of any series of Preferred Stock then outstanding to elect additional directors under specified circumstances, shall consist of not less than 5, nor more than 10 persons.”

The first sentence of Article VI, SECTION 2 shall be changed to read:

“Terms.  Beginning with the directors elected at the 2002 Annual Meeting and thereafter, the directors, other than those who may be elected by the holders of any Preferred Stock then outstanding shall consist of one class, with the term of office expiring at the next Annual Meeting of Shareholders following such election.”

THREE

The foregoing amendments were adopted on January 15, 2003.

FOUR

The amendments were proposed by the board of directors and submitted to the shareholders in accordance with the provisions of Chapter 9 of Title 13.1 of the Code of Virginia, and:

(a)          The designation, number of outstanding shares, and number of votes entitled to be cast by each voting group entitled to vote separately on the amendment(s) was/were:

Designation

No. of Outstanding Shares

No. of Votes

Common	15,818,030	15,818,030

(b)          The total number of common stock cast for and against the amendments was:

Article Amended

Total No. of Votes Cast FOR the Amendment(s)

Total No. of Votes Cast AGAINST the Amendment(s)

Article IV, Section 1	15,101,580	29,674
Article VI, Section 1	13,312,866	31,168
Article VI, Section 2	14,945,318	187,533

(c)          And the number cast for the amendments by each voting group, being greater than 80%, as required by the Articles of Incorporation was sufficient for approval by that voting group.

The undersigned declares that the facts herein stated are true as of January 15, 2003.

Precision Auto Care, Inc.

By:	/s/ Everett F. Casey

Everett F. Casey, Vice President and Assistant General Counsel